                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             Applied Innovation Inc.
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                                (Name of Issuer)

                          Common Stock, par value $.01
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                         (Title of Class of Securities)

                                   037916 10 3
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                                 (CUSIP Number)

                            Curtis A. Loveland, Esq.
                       Porter, Wright, Morris & Arthur LLP
                              41 South High Street
                               Columbus, OH 43215
                                 (614) 227-2004
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 8, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240-13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037916 10 3
Page 2 of 5



 1.      Names of Reporting Persons:   Gerard B. Moersdorf, Jr.
         S.S. or I.R.S. Identification No. of Above Persons (entities only):

2.       Check the Appropriate Box if a Member of a Group:

                  (a)      [   ]
                  (b)      [ x ]

3.       SEC Use Only:

4.       Source of Funds:  N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                  [   ]

6.       Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power:       5,942,129 shares

8.       Shared Voting Power:             0 shares

9.       Sole Dispositive Power:  3,604,250 shares

10.      Shared Dispositive Power:        0 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                            5,942,129 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                  [ x ]  (see footnote * below)

13.      Percent of Class Represented by Amount in Row (11):   39.4%

14.      Type of Reporting Person:  IN


* Gerard B. Moersdorf, Jr. expressly disclaims beneficial ownership of 2,121,716 shares held by his former spouse, Linda S. Moersdorf, and 1,063 shares held in Linda S. Moersdorf's IRA.

CUSIP No. 037916 10 3
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ITEM 1.  Security and Issuer

         This statement relates to the common shares, $.01 par value, of Applied Innovation Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 5800 Innovation Drive, Dublin, Ohio 43016.

ITEM 2.  Identity and Background

         (a) Name of Persons Filing: Gerard B. Moersdorf, Jr. (sometimes referred to as the "Reporting Person")
         (b)      Address of Principal Business Office, or, if none, Residence:
                  5800 Innovation Drive, Dublin, Ohio 43215
         (c) Present occupation: Chairman of the Board, Chief Executive Officer and President of Issuer
         (d)      Criminal convictions:  Not applicable
         (e)      Civil proceedings:  Not applicable
         (f)      Citizenship:  Mr. Moersdorf, Jr. is a United States Citizen


ITEM 3.  Source and Amount of Funds or Other Consideration

         No Amendment.

ITEM 4.  Purpose of Transaction

         No Amendment.

ITEM 5.  Interest in Securities of the Issuer

         (a) Reporting Person beneficially owns 5,942,129 shares of the Issuer's Common Stock, representing 39.4% of the Issuer's outstanding Common Stock.

         (b) Reporting Person has sole power to vote 5,942,129 shares of the Issuer's Common Stock and has the sole power to dispose of 3,604,250 shares of the Issuer's Common Stock.

         (c) On August 8, 2001, Reporting Person gifted 1,000 shares of Issuer's common stock.

                  On March 1, 2002, Reporting Person gifted 2,000 shares of Issuer's common stock.

                  On July 21, 2003, Reporting Person gifted 2,000 shares of Issuer's common stock.

CUSIP No. 037916 10 3
Page 4 of 5

                 On October 21, 2003, Reporting Person sold 31,600 shares of Issuer's common stock at a price of $6.4074 per share in open market transactions affected through McDonald Investments Inc.

                 On October 22, 2003, Reporting Person sold 3,200 shares of Issuer's common stock at an average price of $6.26 per share in open market transactions affected through McDonald Investments Inc.

                 On October 23, 2003, Reporting Person sold 44,400 shares of Issuer's common stock at a price of $6.20 per share in open market transactions affected through McDonald Investments Inc.

                 On October 24, 2003, Reporting Person sold 2,600 shares of Issuer's common stock at a price of $6.20 per share in open market transactions affected through McDonald Investments Inc.

                 On October 27, 2003, Reporting Person sold 53,180 shares of Issuer's common stock at a price of $6.1895 per share in open market transactions affected through McDonald Investments Inc.

                 On October 28, 2003, Reporting Person sold 65,020 shares of Issuer's common stock at a price of $6.0449 per share in open market transactions affected through McDonald Investments Inc.

                 The following transactions were executed by Linda S. Moersdorf:

                 On May 15, 2002, Linda S. Moersdorf gifted 50,000 shares of Issuer's common stock to the Linda S. Moersdorf Revocable Trust, which sold such 50,000 shares on the same date at a price of $4.05 per share in open market transactions affected through McDonald Investments Inc.

                 On May 15, 2002, Linda S. Moersdorf gifted 100,000 shares of Issuer's common stock.

                 On September 24, 2003, Linda S. Moersdorf gifted 20,000 shares of Issuer's common stock.

                 On September 24, 2003, Linda S. Moersdorf sold 100,000 shares of Issuer's common stock at a price of $6.08 per share in open market transactions affected through McDonald Investments Inc.

                 On December 3, 2003, Linda S. Moersdorf sold 52,000 shares of Issuer's common stock at a price of $6.60 per share in open market transactions affected through McDonald Investments Inc.

CUSIP No. 037916 10 3
Page 5 of 5

                  On December 8, 2003, Linda S. Moersdorf sold 31,000 shares of Issuer's common stock at an average price of $6.94 per share in open market transactions affected through McDonald Investments Inc.

                  On December 9, 2003, Linda S. Moersdorf sold 69,000 shares of Issuer's common stock at an average price of $6.79 per share in open market transactions affected through McDonald Investments Inc.

         (d)      N/A.

         (e)      N/A.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         No Amendment.

ITEM 7.  Material to Be Filed as Exhibits

         No Amendment.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




DATED:  February 11, 2004                   By: /s/ Gerard B. Moersdorf, Jr.
                                                --------------------------------
                                                Gerard B. Moersdorf, Jr.